February 6, 2025

Jeffrey Kip
Chief Executive Officer
Angi Inc.
3601 Walnut Street
Denver, Colorado 80205

        Re: Angi Inc.
            Registration Statement on Form S-3
            Filed January 27, 2025
            File No. 333-284531
Dear Jeffrey Kip:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Christine Long